SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC   20549




                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                         (Amendment No. 1)*

                       Excel Industries, Inc.
                         (Name of issuer)

                   Common Stock, No par value
                  (Title of class of securities)

                           300657 10 3
                         (CUSIP number)

         John M. Rintamaki, Secretary, Ford Motor Company
              The American Road, Dearborn, Michigan
                     48121  (313) 322-3000
           (Name, address and telephone number of person authorized to receive notices and communications)

                         January 11, 1994
      (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
        13d-1(a) for other parties to whom copies are to be sent.


                    (Continued on following pages)

                         (Page 1 of 9 Pages)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300657 10 3                13D/A                  Page 2 of 9 Pages


                       1  NAME OF REPORTING PERSON         Ford Motor Company
                          S.S. OR I.R.S. IDENTIFICATION     I.R.S. Identification No. 38-0549190
                          NOS. OF ABOVE PERSONS

                       2  CHECK THE APPROPRIATE BOX IF     See Items 4 and 6 hereto                 (a) [ ]
                          A MEMBER OF A GROUP*                                                      (b) [X]

                       3  SEC USE ONLY

                       4  SOURCE OF FUNDS*                  WC

                       5  CHECK BOX IF DISCLOSURE OF
                          LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) or 2(e)                                              [  ]

                       6  CITIZENSHIP OR PLACE OF
                          ORGANIZATION                      Delaware


NUMBER OF SHARES       7  SOLE VOTING POWER                 1,509,927 shares of Common
BENEFICIALLY OWNED                                          Stock, No par value
BY EACH REPORTING                                           ("Common Stock")
PERSON WITH
                       8  SHARED VOTING POWER               None

                       9  SOLE DISPOSITIVE POWER            1,509,927 shares of Common Stock

                      10  SHARED DISPOSITIVE POWER          None

                      11  AGGREGATE AMOUNT BENEFICIALLY     1,509,927 shares of Common Stock
                          OWNED BY EACH REPORTING PERSON

                      12  CHECK BOX IF THE AGGREGATE
                          AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES*                   See Items 4 and 6 hereto              [ X ]

                      13  PERCENT OF CLASS REPRESENTED
                          BY AMOUNT IN ROW (11)             14.3%

                      14  TYPE OF REPORTING PERSON*         CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 300657 10 3            13D              Page 3 or 9 Pages

Item 1.  Security and Issuer.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 1 of Ford Motor Company's
Schedule 13D dated October 16, 1986 (the "Initial Schedule 13D") relating to its initial acquisition of the Common Stock of Excel Industries, Inc. (the "Issuer").]

     This statement relates to the Common Stock of Excel
Industries, Inc., whose principal executive offices are located at 1120 N. Main Street, Elkhart, Indiana 46515.

Item 2.  Identity and Background.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 2 of the Initial Schedule
13D.]

     This statement is filed by Ford Motor Company ("Ford"), a corporation organized and existing under the laws of the State of Delaware, whose principal executive offices are located at The
American Road, Dearborn, Michigan  48121.

     The principal business of Ford and its consolidated subsidiaries consists of the manufacture, assembly and sale of cars and trucks and related parts and accessories. In the United States, Ford markets cars and trucks in various price classes and body styles. Ford also manufactures, assembles and sells farm and industrial tractors and markets related farm, industrial and construction equipment. Outside the United States, cars and trucks are manufactured or assembled by subsidiaries of Ford in Germany, Great Britain, Canada, Spain, Australia, Argentina, Brazil, Mexico, Venezuela, and certain other countries. Tractors and construction equipment parts and components are manufactured by Ford subsidiaries in Great Britain, Belgium, Brazil and France for assembly in these and certain other countries. The automotive and tractor and equipment products of Ford and its subsidiaries are sold in most of the markets of the free world.

     Information concerning the executive officers and directors of Ford is set forth in Attachment I and Attachment II hereto, which are incorporated by reference in this statement as if fully set forth herein. The business address of each such officer except Messrs. Hayden and Hayes is c/o Ford Motor Company, The American Road, Dearborn, Michigan 48121. The business address of Messrs. Hayden and Hayes is c/o Ford of Europe Incorporated, Eagle Way, Brentwood, Essex CM13 3BW, England.

     During the last five years, neither Ford nor any of its executive officers or directors identified in Attachments I and II (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Except as otherwise indicated in Attachment I hereto, each officer and director of Ford is a citizen of the United States of America.

     [The following information is furnished as part of Ford's
Amendment No. 1 to the Initial Schedule 13D and replaces, in its entirety, the information set forth under Item 2 of the Initial
Schedule 13D.]

      This statement is filed by Ford Motor Company ("Ford"), a corporation organized and existing under the laws of the State of Delaware.

      Ford is the second-largest producer of cars and trucks in the world, and ranks among the largest providers of financial services in the United States.

CUSIP No. 300657 10 3                     13D           Page 4 of 9 Pages

      Ford's principal business is comprised of two segments -- Automotive and Financial Services. The activities of the Automotive segment consist of the manufacture, assembly and sale of cars and trucks and related parts and accessories. The Financial Services segment is comprised of the following subsidiaries: Ford Motor Credit Company, First Nationwide Financial Corporation, Ford Holdings, Inc., Associates First Capital Corporation, The American Road Insurance Company and USL Capital Corporation (formerly United States Leasing International, Inc.). The activities of these subsidiaries include financing, insurance and savings and loan operations and vehicle and equipment leasing.

     The principal executive office of Ford is located at The
American Road, Dearborn, Michigan 48121, and its telephone number is (313) 322-3000.

     Information concerning the executive officers and directors of Ford is set forth in Schedule A hereto, which is incorporated by reference in this statement as if fully set forth herein.

     During the last five years, neither Ford nor any of its executive officers or directors identified in Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Except as otherwise indicated in Schedule A hereto, each officer and director of Ford is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

      [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 3 of the Initial Schedule
13D.]

      Ford paid to the Issuer the sum of $16,618,000 in cash and transferred to the issuer 100% of the common stock of Ford's wholly owned subsidiary, Modular Concepts, Inc. ("MCI"), as consideration for the issuance to Ford of 1,859,730 shares of the Issuer's Common Stock. The aforesaid cash sum was paid out of the general funds of Ford.

Item 4.   Purpose of Transaction.

     [Pursuant to Rule 13d-2 (c), the following information is restated in its entirety from Item 4 of the Initial Schedule
13D.]

     Ford acquired 1,187,461 shares of the Issuer's Common Stock covered by this statement pursuant to a certain Stock Purchase Agreement between Ford and the Issuer entered into on August 19, 1986 (the "Stock Purchase Agreement"), and 672,269 shares of the Issuer's Common Stock pursuant to a certain Stock Exchange Agreement and Plan of Reorganization, entered into on August 19, 1986 (the "Stock Exchange Agreement"), among Ford, MCI and the Issuer. Ford acquired all of the 1,859,730 shares of the Issuer's Common Stock covered by this statement for investment purposes under the above referenced agreements at a Closing which occurred on October 7, 1986. Copies of the Stock Purchase Agreement and the Stock Exchange Agreement, which are incorporated herein by reference, are appended hereto as Exhibits A and B, respectively. Pursuant to Sections 6.10 and 8 (pp. 31-
34) of the Stock Purchase Agreement, and Sections 3 and 4 of the Shareholders Agreement as defined in Item 6(a), Ford has certain rights to acquire additional shares of the Common Stock of the Issuer in accordance with the terms and conditions specified in such Sections.

CUSIP No. 300657 10 3              13D               Page 5 of 9 Pages

      Pursuant to Section 6.2 of the Stock Purchase Agreement (p.
19), the by-laws of the Issuer were amended on or prior to the Closing to increase the number of persons on its Board of Directors from four to seven, and to cause two persons designed by Ford to be elected to fill two of the three newly created vacancies on the Issuer's Board. The Issuer has agreed that, for as long as Ford owns more that 10% of the Issuer's issued and outstanding common stock, it will cause two persons designated by Ford to be included in the seven person slate of nominees which the Issuer proposes to its shareholders for election as directors at each of its annual shareholders' meetings and use its good faith reasonable efforts to assure that all such nominees, including the persons designated by Ford, are elected as directors of the Issuer.

      Pursuant to Section 7.3 of the Stock Purchase Agreement, Ford has agreed, while the Shareholders Agreement, as defined in
Item 6(a) hereof, remains in effect, to not attempt to elect any person to the board of directors of the Issuer except as provided in Section 6.2 of the Stock Purchase Agreement. Pursuant to
Section 6.3 of the Stock Purchase Agreement (pp. 20-21), on or before the Closing, the by-laws of the Issuer were to be amended to require the favorable vote of an extraordinary majority of the board of directors to approve certain matters, as provided in such Section.

      Pursuant to Section 6.9 of the Stock Purchase Agreement (pp. 25-26), the Issuer will provide Ford with notice regarding certain transactions involving the acquisition of the Issuer's
Common Stock by third parties, as provided in such Section.

     Pursuant to Section 7.2 of the Stock Purchase Agreement (pp.
27-30), Ford has limited its ownership interest in the Issuer's common stock to a certain percentage and subject to certain conditions as provided in such Section.

      One or more of the provisions of the Stock Purchase Agreement and the Stock Exchange Agreement, as well as one or more of the provisions of the Shareholders Agreement and the Supply Agreement, which Agreements are defined in Item 6, may impede the acquisition of control of the Issuer by any person.

      Except as hereinabove described in this Item 4, Ford has no plans or proposals as of the date hereof which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 300657 10 3             13D                  Page 6 of 9 Pages

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated in sub-items (a)-(i) above.

      [The following information is furnished as part of Ford's
Amendment No. 1 to the Initial Schedule 13D and supplements the information set forth under Item 4 of the Initial Schedule 13D restated above.]

      Since the acquisition by Ford of 1,859,730 shares of the Issuer's Common Stock on October 7, 1986, the Issuer effected a 5-for-4 stock split of its Common Stock in 1987 and paid a 10% stock dividend in 1989. These actions increased the number of shares of the Issuer's Common Stock held by Ford to 2,557,128.
In addition, the Issuer issued additional shares of Common Stock in 1992 and 1993 which had the effect of reducing the percentage of the issued and outstanding Common Stock of the Issuer owned by Ford from 40.1% to 24.2%.

      On January 11, 1994, Ford contributed 1,047,201 shares of the Issuer's Common Stock to Ford Motor Company Fund, a charitable organization incorporated under the laws of the State of Michigan as a nonprofit corporation (the "Fund"), thereby leaving Ford with 1,509,927 shares of the Issuer's Common Stock. In connection with such contribution, Ford assigned to the Fund certain of its rights, and the Fund assumed Ford's obligations, under the Stock Purchase Agreement and the Shareholders Agreement in respect of the shares of the Issuer's Common Stock so contributed. It is this contribution which has required the filing of this Amendment No. 1 to the Initial Schedule 13D pursuant to Rule 13d-2 and a separate filing by the Fund of an initial Schedule 13D.

     On January 13, 1994, each of Ford and the Fund exercised the registration rights provided in Section 9 and Exhibit D of the Stock Purchase Agreement by requesting that the Issuer effect registration under the Securities Act of 1933 of all their respective shares of the Issuer's Common Stock. Also on January 13, 1994, Ford, the Fund and the Issuer issued a joint press release announcing a plan by Ford and the Fund to sell all their shares of the Issuer's Common Stock in a secondary public offering. A copy of such press release, which is incorporated herein by reference, is appended hereto as Exhibit E.

Item 5.  Interest in Securities of the Issuer.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 5 of the Initial Schedule
13D.]

       (a) As of the date hereof, Ford is the beneficial owner of 1,859,730 shares of Common Stock of the Issuer, which represents 40.1% of the issued and outstanding Common Stock of the Issuer. Ford has the right to acquire additional shares of the Issuer's Common Stock pursuant to Sections 6.10 and 8 of the Stock
Purchase Agreement appended hereto as Exhibit A. While Ford, the Issuer, and certain shareholders of the Issuer owning in excess of 10% of the shares of the Common Stock of the Issuer are all parties to the Shareholders Agreement defined in Item 6(a), Ford disclaims beneficial ownership of the shares of Common Stock owned by the shareholders, other than Ford, who are parties to be said Shareholders Agreement. Further, Ford does not believe that the parties to such Shareholders Agreement should be deemed to constitute a "group" within the terms of Section 13d of the Securities Exchange Act of 1934, nor does Ford believe that Ford or any of the other parties to such Shareholders Agreement are required to attribute any "beneficial ownership" to the shares of Common Stock of the Issuer "beneficially owned" by any or all of the other parties to such Agreement.

       (b) Ford has the sole power to vote or direct the vote of all 1,859,730 shares of the Issuer's Common Stock beneficially owned by Ford as of the date hereof and the sole power to dispose or to direct the disposition of such shares.

CUSIP No. 300657 10 3          13D                    Page 7 of 9 Pages

       (c) Ford did not have any transactions in the Common Stock of the Issuer prior to the acquisition on October 7, 1986 of the shares of the Issuer's Common Stock herein reported on.

       (d) No person other than Ford has the right to receive or the power to direct the receipt of dividends from the shares of the Issuer's Common Stock herein reported on, and, to Ford's knowledge, no person other than the Issuer has the right to receive or to direct the receipt of the proceeds from the sale of such shares.

       (e) As of the date hereof, Ford is the beneficial owner of more than five percent of the Common Stock of the issuer.

      [The following information is furnished as part of Ford's
Amendment No. 1 to the Initial Schedule 13D and supplements the information set forth under Item 5 of the Initial Schedule 13D restated above.]

       (a)  As of the date of this Amendment No. 1 to the Initial
Schedule 13D, Ford is the beneficial owner of 1,509,927 shares of Common Stock of the Issuer, which represents 14.3% of the issued and outstanding Common Stock of the Issuer. In addition to the disclaimers made in clause (a) of Item 5 of the Initial Schedule 13D restated above, Ford disclaims beneficial ownership of the shares of Common Stock of the Issuer owned by the Fund and does not believe that it and the Fund should be deemed to constitute a "group" within the terms of Section 13(d) of the Securities Exchange Act of 1934.

       (b) Ford has the sole power to vote or direct the vote of all 1,509,927 shares of the Issuer's Common Stock owned by Ford as of the date of this Amendment No. 1 to the Initial Schedule 13D and the sole power to dispose or to direct the disposition of such shares.

       (c) Other than as described in Item 4 hereof, Ford did not have any transactions in the Common Stock of the Issuer within the 60-day period preceding the contribution by it to the Fund on January 11, 1994 of 1,047,201 shares of the Issuer's Common
Stock, which contribution is more fully described in Item 4 hereof.

       (d) No person other than Ford has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale by Ford of, the 1,509,927 shares of the Issuer's
Common Stock herein reported on.

Item 6. Contracts, Arrangements, understandings or
        Relationships With Respect to Securities of the Issuer.

       [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 6 of the Initial Schedule
13D.]

      (a) Ford, certain shareholders of the Issuer (the "Shareholders"), and the Issuer have entered into a Shareholders Agreement dated October 7, 1986 (the "Shareholders Agreement").
A copy of the Shareholders Agreement is appended hereto as Exhibit C and incorporated herein by reference. Pursuant to
Section 1 of the Shareholders Agreement (pp. 1-3), Ford and the Shareholders have undertaken to each vote their respective shares of Common Stock of the Issuer as provided in said Section.

      (b) Pursuant to Sections 3 and 4 of the Shareholders Agreement (pp. 4-8), the Issuer has a right of first refusal in the event Ford shall offer for sale shares of the Common Stock of the Issuer except for (1) a public sale on any stock exchange on which the Issuer's Common Stock is traded; or (2) a sale in a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and any applicable state law. In addition, Ford has a right of first refusal to purchase any shares of the Issuer's Common Stock which the Shareholders may offer for sale, except for (1) a public sale on any stock exchange on which Issuer's Common Stock is traded; or
(2) a sale in a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and any applicable state law. The terms and conditions of the grant and exercise of the right of first refusal are as specified in such Sections.

CUSIP 300657 10 3                 13D                  Page 8 of 9 Pages

      (c) Ford and the Issuer have entered into a Purchase and Supply Agreement dated October 7, 1986 (the "Supply Agreement") pursuant to the terms and conditions of which Ford has agreed to purchase and the Issuer has agreed to supply certain quantities of modular framed glass parts. A copy of the Supply Agreement is appended hereto as Exhibit D and incorporated herein by reference.

      [The following information is furnished as part of Ford's
Amendment No. 1 to the Initial Schedule 13D and supplements the information set forth under Item 6 of the Initial Schedule 13D restated above.]

      As referred to in Item 4 hereof, in connection with the contribution by Ford to the Fund of 1,047,201 shares of the Issuer's Common Stock and pursuant to an Acknowledgement and Assignment and Assumption Agreement dated January 11, 1994 between Ford and the Fund (the "Assignment and Assumption Agreement"), the Fund has assumed Ford's obligations under the Shareholders Agreement in respect of the shares so contributed. A copy of the Assignment and Assumption Agreement, which is incorporated herein by reference, is appended hereto as Exhibit F.

Item 7.    Material to be Filed as Exhibits.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 7 of the Initial Schedule
13D.]

      The following documents are appended hereto as Exhibits:

      Exhibit A         Stock Purchase Agreement between the
                        Issuer and Ford, dated as of August 19, 1986

      Exhibit B         Stock Exchange Agreement and Plan of
                        Reorganization among the Issuer, Ford
                        and MCI, dated as of August 19, 1986

      Exhibit C         Shareholders Agreement among the Issuer,
                        certain shareholders of the Issuer and
                        Ford, dated October 7, 1986

      Exhibit D         Purchase and Supply Agreement between Ford
                        and the Issuer, dated October 7, 1986.

                                *  *  *  *

      [The following information is furnished as part of Ford's
Amendment No. 1 to the Initial Schedule 13D and supplements the information set forth under Item 7 of the Initial Schedule 13D restated above.]

      The following documents are appended to this Amendment No. 1 to the Initial Schedule 13D as Exhibits:

      Exhibit E         Press Release dated January 13, 1994

CUSIP No. 300657 10 3            13D               Page 9 of 9 Pages

      Exhibit F         Acknowledgement and Assignment and Assumption
                        Agreement dated January 11, 1994 between Ford and the Fund.


                              *   *   *   *



      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1994



                                       /s/John M. Rintamaki
                                          John M. Rintamaki
                                          Secretary
                                          Ford Motor Company



J:\13DFord.w51

                                SCHEDULE A


      The following table sets forth the name, business or residential address and present principal occupation or employment of each director and executive officer of Ford Motor Company ("Ford"). Directors of Ford are indicated by a single asterisk. Unless otherwise indicated, the position listed is with Ford.


Name and Address                    Present Principal Occupation or Employment

*Alex Trotman                       Chairman of the Board, President
Ford Motor Company                  and Chief Executive Officer
The American Road
Dearborn, MI 48121-1899

*Allan D. Gilmour                   Vice Chairman
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

*Louis R. Ross                      Vice Chairman and Chief
Ford Motor Company                  Technical Officer
The American Road
Dearborn, MI 48121-1899

*Stanley A. Seneker                 Executive Vice President and
Ford Motor Company                  Chief Financial Officer
The American Road
Dearborn, MI 48121-1899

*Colby H. Chandler                  Eastman Kodak Company, Retired Chairman
Eastman Kodak Company               of the Board and Chief Executive Officer
343 State Street
Rochester, NY 14650-0811

*Michael D. Dingman                 The General Chemical Group Inc.,
The General Chemical Group, Inc.    Chairman of the Board
Liberty Lane
Hampton, NH 03842

*Edsel B. Ford II                   Vice President (President and
Ford Motor Credit Company           Chief Operating Officer, Ford
The American Road                   Motor Credit Company)
Dearborn, MI 48121

*William Clay Ford                  Chairman of the Finance Committee
Ford Motor Company
Design Center
21175 Oakwood Boulevard
Dearborn, MI 48123

Name and Address                    Present Principal Occupation or Employment

*William Clay Ford, Jr.             General Manager, Climate Control Division
General Manager
Climate Control Division
Ford Motor Company
14425 Sheldon Road
Plymouth, MI 48170

*Robert C. Goizueta                 The Coca-Cola Company, Chairman of the
The Coca-Cola Company               Board and Chief Executive Officer
One Coca-Cola Plaza, N.W.
Atlanta, GA 30313

*Irvine O. Hockaday, Jr.            Hallmark Cards Incorporated, President
Hallmark Cards Incorporated         and Chief Executive Officer
2501 McGee
Kansas City, MO 64108

*Drew Lewis                         Union Pacific Corporation, Chairman
Union Pacific Corporation           of the Board and Chief Executive Officer
Martin Tower - 16th Floor
1170 Eighth Avenue
Bethlehem, PA 18018

*Ellen R. Marram                    The Seagram Beverage Group, President
The Seagram Beverage Group
375 Park Avenue
New York, NY 10152-0192

*Kenneth H. Olsen                   Digital Equipment Corporation, Retired
Digital Equipment Corporation       President and Chief Executive Officer
40 Old Bolton Road
Stow, MA 01775

*Carl E. Reichardt                  Wells Fargo & Company, Chairman of the
Wells Fargo & Company               Board and Chief Executive Officer
420 Montgomery Street
12th Floor
San Francisco, CA 94104

*Clifton R. Wharton, Jr.            Teachers Insurance and Annuity
Apartment 21-B                      Association--College Retirement Equities
870 United Nations Plaza            Fund, Retired Chairman of the Board
New York, NY 10017                  and Chief Executive Officer

Name and Address                    Present Principal Occupation or Employment

W. Wayne Booker                     Executive Vice President - International
Ford Motor Company                  Automotive Operations
The American Road
Dearborn, MI 48121-1899

Edward E. Hagenlocker               Executive Vice President - North
Ford Motor Company                  American Automotive Operations
17101 Rotunda Drive
Dearborn, MI 48121

Peter J. Pestillo                   Executive Vice President - Corporate
Ford Motor Company                  Relations
The American Road
Dearborn, MI 48121-1899

Kenneth Whipple                     Executive Vice President (President,
Ford Motor Company                  Ford Financial Services Group)
The American Road
Dearborn, MI 48121-1899

William E. Odom                     Group Vice President (Chairman of the
Ford Motor Credit Company           Board, Ford Motor Credit Company)
The American Road
Dearborn, MI 48121-1899

Robert L. Rewey                     Group Vice President - Marketing
Ford Motor Company                  and Sales Operations
17101 Rotunda Drive
Dearborn, MI 48121

**Albert Caspers                    Vice President
Ford of Europe Incorporated
Eagle Way, Brentwood
Essex, CM13 3BW, England

Basil J. Coughlan                   Vice President - North American
Ford Motor Company                  Marketing Operations and Plans
17101 Rotunda Drive
Dearborn, MI 48121

James D. Donaldson                  Vice President - General
Ford Motor Company                  Manager, Truck Operations
20000 Rotunda Drive
Building 1 - Room 3130
Dearborn, MI 48121


____________________
**Citizen of England

Name and Address                    Present Principal Occupation or Employment

Norman F. Ehlers                    Vice President - Purchasing and Supply
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Elliott S. Hall                     Vice President - Washington Affairs
Ford Motor Company
Washington Staff Office
1350 I Street N.W.
Suite 1000
Washington, D.C. 20005

John A. Hall                        Vice President - Employee Relations
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Kenneth K. Kohrs                    Vice President - Car Product Development
Ford Motor Company
17101 Rotunda Drive
Dearborn, MI 48121

John W. Martin, Jr.                 Vice President - General Counsel
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Oscar B. Marx III                   Vice President - Automotive Components
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

David N. McCammon                   Vice President - Finance and Treasurer
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

W. Dale McKeehan                    Vice President - General Manager,
Ford Motor Company                  Vehicle Operations
17101 Rotunda Drive
Dearborn, MI 48121

John P. McTague                     Vice President - Technical Affairs
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Lee R. Miskowski                    Vice President - General Manager,
Ford Motor Company                  Lincoln-Mercury Division
300 Renaissance Center
Detroit, MI 48243

Name and Address                    Present Principal Occupation or Employment

***Jacques A. Nasser                Vice President
Ford of Europe Incorporated
Eagle Way, Brentwood
Essex, CM13 3BW England

**John A. Oldfield                  Vice President
Ford of Europe Incorporated
R&E Center, Laindon
Basildon, Essex, SS15 6EE, England

Helen O. Petrauskas                 Vice President - Environmental
Ford Motor Company                  and Safety Engineering
The American Road
Dearborn, MI 48121-1899

Murray L. Reichenstein              Vice President - Controller
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Ross H. Roberts                     Vice President - General
Ford Motor Company                  Manager, Ford Division
Suite 3700
300 Renaissance Center
Detroit, MI 48243

David W. Scott                      Vice President - Public Affairs
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Robert P. Sparvero                  Vice President - Asia-Pacific
Ford Motor Company Japan Ltd.       Automotive Operations
Toranomon 37 Mori Building 6F
5-1, Toranomon 3-chrome
Minato-ku, Tokyo 105, Japan

John J. Telnack                     Vice President - Corporate Design
Ford Motor Company
Design Center
21175 Oakwood Boulevard
Dearborn, MI 48123



____________________
**Citizen of England

***Citizen of Australia

Name and Address                    Present Principal Occupation or Employment

Robert H. Transou                   Vice President - General Manager,
Ford Motor Company                  Powertrain Operations
Rouge Office Building
3001 Miller Road
Dearborn, MI  48121

Thomas J. Wagner                    Vice President - General Manager,
Ford Motor Company                  Ford Customer Service Division
300 Renaissance Center
Detroit, MI 48243

John M. Rintamaki                   Secretary
Ford Motor Company
The American Road
Dearborn, MI 48121-1899









J:\13dfmc.w51

                                                     Exhibit E

             Automotive Components Group             Public Affairs

                                                     Ford Motor Company
                                                     The American Road
                                                     Room 944
                                                     Dearborn, MI 48121

                                                     Telephone: (313)322-9211
                                                     Fax: (313)337-1764
IMMEDIATE RELEASE

Contact:     Della DiPietro, Ford             (313) 323-8539
             Joseph A. Robinson, Excel        (219) 264-2131
             Bill Schall, Wm. Schall Assoc.   (312) 642-1081


FORD TO SELL ITS EQUITY IN EXCEL

         ELKHART, Ind., Jan. 13 -- Ford Motor Company (NYSE:F) and Ford Motor Company Fund plan to sell all their shares of common stock of Excel Industries, Inc., (ASE:EXC) ending Ford's minority ownership of the company that designs and manufactures automotive window systems.

         In a joint statement today, Ford and Excel officials said that the disposition of shares would not impact the customer-supplier relationship between the two companies.

         Ford and Ford Fund, a non-profit charitable organization, own 2,557,128 shares of Excel common stock, or approximately 24 percent of the total shares outstanding. These shares, which were acquired in 1986, are expected to be sold in a secondary public offering. The offering will be made only by means of a prospectus to be included in a registration statement to be filed with the U.S. Securities and Exchange Commission.

         Oscar B. Marx III, Ford vice president - Automotive Components Group, said that the disposition is no more than a redeployment of Ford resources. "Our equity in Excel gave us a foothold in the new technologies Excel products represented at the time," Mr. Marx said.

         James J. Lohman, chief executive of Excel, said that Ford's investment in the window and door systems supplier has served both companies well. "Ford's early acceptance of the advantages of modular automotive glass helped Excel pioneer a new strategic niche," Lohman said. "Ford assured Excel a reliable market for automotive framed glass and growth for the new RIM modular window technology Excel had developed."

     Lohman said that although Ford's investment was beneficial, its importance is diminished by Excel's current purchase and supply contracts. Excel now provides OEM or replacement modular windows for Mazda, Nissan, Chrysler, Mitsubishi and General Motors, as well as Ford.

     Lohman said that the sale of Ford's holding would not dilute per-share earnings. "Because of the new equity we sold in 1992 and 1993, Ford's original 40 percent ownership has been reduced to about 24 percent of Excel's outstanding shares. These shares have been included in the computation of per-share earnings since 1986 and will have no dilutive impact on future results," Excel's chief executive said.

         Excel Industries is the leading independent designer, manufacturer and supplier of window and door systems to the combined automobile, light truck and van, bus, heavy truck and recreational vehicle markets in North America.

                            # # #
1/13/94

                                                       Exhibit F

                               ACKNOWLEDGEMENT AND

                        ASSIGNMENT AND ASSUMPTION AGREEMENT


        THIS ACKNOWLEDGEMENT AND ASSIGNMENT AND ASSUMPTION AGREEMENT is dated January 11, 1994 and is entered into between FORD MOTOR
COMPANY, a Delaware corporation ("Ford"), and FORD MOTOR COMPANY
FUND, a Michigan nonprofit corporation (the "Fund").

        WHEREAS, Ford and Excel Industries, Inc., an Indiana corporation ("Excel"), are parties to a Stock Purchase Agreement dated as of August 19, 1986 (the "Stock Purchase Agreement") pursuant to which, among other things, Ford acquired 2,557,128 shares of common stock of Excel and Excel granted to Ford certain demand registration rights for such shares;

        WHEREAS, Ford, Excel and certain other persons are parties to a Shareholders Agreement dated as of October 7, 1986 (the "Shareholders Agreement") which provides, among other things, for how Ford's shares of Excel common stock shall be voted on certain matters and for the grant by Ford to Excel of a right of first refusal to purchase any such shares that Ford may offer for sale other than in a public offering;

        WHEREAS, contemporaneously herewith Ford is contributing
1,047,201 of shares of common stock of Excel to the Fund (the
"Contributed Shares");

        WHEREAS, the parties hereto desire to hereby provide for the assignment to the Fund of certain rights of Ford in respect of the Contributed Shares and for the assumption by the Fund of certain obligations of Ford in respect of such shares; and

        WHEREAS, pursuant to a Waiver and Consent Agreement dated as of January 7, 1994 between Excel and Ford, Excel has consented to such assignment.

        NOW, THEREFORE, in consideration of the premises, and other good and valuable consideration, the parties hereby agree as follows:

        Section 1. The Fund hereby accepts the contribution from Ford of the Contributed Shares and hereby acknowledges receipt of the stock certificates representing such shares, together with appropriate stock powers.

        Section 2. Pursuant to Section 13.10 of the Stock Purchase Agreement, Ford hereby assigns to the Fund its registration rights under Section 9 of the Stock Purchase Agreement in respect of the Contributed Shares, it being understood that Ford shall retain such registration rights in respect of the shares of Excel that Ford has retained.

        Section 3. The Fund hereby assumes all of Ford's duties and obligations in respect of the Contributed Shares under the Stock
Purchase Agreement and the Shareholder Agreement (copies of which have been provided to the Fund).

        Section 4. The Fund acknowledges that the Contributed Shares have not been registered under the Securities Act of 1933 and represents and warrants to and agrees with Ford that it is accepting the Contributed Shares for its own account and not with a current view to or for sale in connection with any distribution of such shares, other than pursuant to an effective registration statement under the Securities Act of 1933 or an available exemption from registration thereunder.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


FORD MOTOR COMPANY FUND                   FORD MOTOR COMPANY



By:/s/Frank V. J. Darin                  By:/s/John M. Rintamaki
   Name: Frank V. J. Darin               Name:  John M. Rintamaki
   Title: Vice President                 Title: Secretary








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